EXHIBIT 99.4

PRESS RELEASE

Fourth quarter and full-year 2021 results

TotalEnergies benefited from the very favorable fourth quarter environment and generated more than $15 billion of net cash flow in 2021

Paris, February 10, 2022 - The Board of Directors of TotalEnergies SE, meeting on February 9, 2022, under the Chairmanship of Chief Executive Officer Patrick Pouyanné, approved the Company's 2021 financial statements. On the occasion, Patrick Pouyanné said:

"In the fourth quarter, oil prices continued to rise, up 9% compared to the previous quarter, while gas prices in Europe and Asia, driven by increasing demand, hit all-time highs above $30/Mbtu and sent European power prices to record levels. In this context, TotalEnergies' multi-energy model demonstrated its ability to take full advantage of the very favorable environment, particularly in the LNG and electricity sectors, with adjusted net income of $6.8 billion and cash flow (DACF) of $9.8 billion.

In 2021, the Company generated cash flow of $30.7 billion, up $13 billion compared to 2020, and adjusted EBITDA of $42.3 billion. The Company reported adjusted net income of $18.1 billion, representing a return on equity of 16.9% and a return on capital employed (ROACE) of nearly 14% for 2021, which demonstrates the quality of its portfolio and operations. IFRS net income was $16 billion (€13.6 billion).

The integrated Gas, Renewables & Power (iGRP) segment reported adjusted net operating income of $2.8 billion and cash flow of $2.4 billion in the fourth quarter, bringing full-year results and cash flow to $6.2 billion and $6.1 billion, respectively. These historic results build on the globally integrated LNG portfolio, leveraging rising oil and gas prices and outperformance in the gas and LNG trading business. The profitable growth strategy in Renewables & Electricity continues with more than 10 GW of installed gross capacity and more than 6 million electricity customers at year-end 2021. The Renewables & Electricity business generated proportional adjusted EBITDA of $1.4 billion over the year, above the target of $0.8 billion, reflecting the last quarter’s strong electricity markets. At the start of 2022, TotalEnergies secured an additional 2 GW of offshore wind projects with the award of a concession in Scotland, as part of the Scotwind tender.

Exploration & Production benefited from higher oil and gas prices with adjusted net operating income of $10.4 billion and was a strong contributor to the Company’s net cash flow with $12.2 billion. In line with its strategy to invest in low-cost and low-emission projects, TotalEnergies increased its presence in Brazil by entering the Atapu and Sépia giant fields, launched the Lake Albert Resource Development Project in Uganda, while divesting interests in mature assets.

Downstream posted solid results with $3.5 billion in adjusted net operating income and cash flow of $5.5 billion, or more than $3 billion in net cash flow. High margins in petrochemicals and the return to pre-crisis results in Marketing & Services, despite sales volumes still impacted by Covid, offset European refining margins that remained low, due to the rise in energy costs.

The Company maintained capital discipline with net investments of $13.3 billion, of which 25% was in Renewables & Electricity. TotalEnergies reported net cash flow of $15.8 billion for the year, allowing it to continue to reduce its net debt with year-end gearing reduced to 15.3%, compared to 21.7% at year-end 2020, and buy back $1.5 billion of shares, in line with the previously announced objective.

(1)	Definition on page 4.
(2)	Excluding leases.

In line with the policy announced in February 2021, the Board of Directors will propose at the Shareholders' Meeting to be held on May 25, 2022, the distribution of a final 2021 dividend of €0.66 per share, equal to the three 2021 interim dividends already declared.

In addition, the Board of Directors defined a return-to-shareholder policy for 2022 that will combine, on the one hand, an increase in interim dividends of 5% given the structural growth in cash flow generated by the LNG and electricity business, and, on the other hand, buybacks to share the surplus cash flow from high hydrocarbon prices. These share buybacks are expected to be $2 billion for the first half of 2022.

In accordance with the resolution approved by shareholders in May 2021 on TotalEnergies' ambitions for sustainable development and energy transition toward carbon neutrality, the Board of Directors will report on the progress made in implementing these ambitions at the Shareholders' Meeting on May 25, 2022. With this in mind, the Board of Directors will adopt a ‘Sustainability & Climate - Progress Report 2022’, which will be submitted to a shareholder advisory vote at the Annual Shareholders’ Meeting on May 25, 2022. It will be published and presented on March 24, 2022, during a Strategy, Sustainability & Climate investor meeting.”

1.	Highlights(3)

Social and environmental responsibility

•	TotalEnergies’ withdrawal from Myanmar, as the deteriorating situation in terms of human rights and rule of law no longer allows TotalEnergies to make a sufficiently positive contribution in the country

Multi-energy strategy

•	Signed agreements in Libya to develop gas gathering and processing projects for power generation and a 500 MW solar farm, together with the acquisition of additional interests in the Waha concession

•	Launched the Lake Albert Resource Development Project in Uganda and Tanzania and signed a framework agreement in Uganda to develop renewable energies contributing to public access to energy

Renewables & Electricity

•	Offshore wind:

o	Started power generation at the Yunlin offshore wind farm (640 MW capacity), off the coast of Taiwan

o	Awarded concession with Green Investment Group (GIG) and RIDG to develop a 2 GW offshore wind farm in Scotland

•	Solar:

o	Signed a 25-year renewable electricity sales contract with Prony Resources New Caledonia, thanks to the development of a 160 MW solar project in New Caledonia

o	Strengthened TotalEnergies' leading position in the rooftop solar installation market in France with the award of 58 MW in the 13th tranche of the CRE 4 call for tenders

•	Storage:

o	Commissioned the largest battery electricity storage site (61 MW) in France

•	Electric mobility:

o	Announced a €200 million investment plan over one year to equip more than 150 highway stations with high-power charging stations for electric vehicles in France

Upstream

•	TotalEnergies and partners' successful bids at the ToR Surplus round in Brazil for the award of production sharing contracts (PSCs) for the Atapu and Sépia pre-salt oil fields

•	Obtained the Oman Block 10 concession with a 26.5% interest to develop integrated low-carbon gas projects

•	Started production of the CLOV Phase 2 project on Angola Block 17

•	Divested TotalEnergies' stakes in mature non-operated fields on Angola Blocks 14 and 14K as well as various non-operated permits in Gabon and a minority stake in the Greater Laggan area in the UK

(3)	Certain transactions referred to in the highlights are subject to approval by authorities or to conditions as per the agreements.

Downstream

•	Acquired BP's marketing network, wholesale fuel business and logistics assets in Mozambique

•	Circular economy:

o	Signed agreements for chemical recycling projects in Spain with Plastic Energy and in the United States with Plastic Energy and Freepoint Eco-Systems

o	Partnership with Plastic Omnium to accelerate the development of recycled plastic materials in the automotive industry

Biomass

•	Launched construction, with Clean Energy, of a first biogas production unit in the United States

•	Partnership to recover biomethane from Veolia's waste and wastewater treatment facilities in operation in more than 15 countries

Hydrogen

•	Partnership with Daimler Truck AG to develop a hydrogen ecosystem for road transport in Europe

•	Collaboration agreement with Masdar and Siemens Energy to co-develop a green hydrogen project to produce sustainable aviation fuel (SAF) in the United Arab Emirates

Carbon sinks

•	Signed agreements with AgriProve to develop underground natural carbon sinks on 20,000 hectares in Australia and Corporate Carbon to contribute to the prevention of savannah fires

•	Partnership agreement with the Government of Suriname to contribute to the preservation of the country's forests as carbon sinks

2.	Key figures from TotalEnergies’ consolidated financial statements(4)

*	Average €-$ exchange rate: 1.1435 in the fourth quarter 2021 and 1.1827 in 2021.

(4)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 17.
(5)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(6)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(7)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
(8)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(9)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 18).
(10)	Net investments = organic investments + net acquisitions (see page 18).
(11)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). The inventory valuation effect is explained on page 20. The reconciliation table for different cash flow figures is on page 18.
(12)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 21.

**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).
Data restated in 2Q21 environment for energy costs were 35.7 $/t in 4Q21 and 20.5 $/t in 3Q21.

The average LNG selling price was $13.12/Mbtu in the fourth quarter, up 44% compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas indices on long-term contracts as well as high spot gas prices in the quarter.

3.2	Greenhouse gas emissions(13)

*	Estimated emissions.

(13)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(14)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2020 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(15)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, marketable gas production (higher than marketing sales).
(16)	Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

3.3	Production*

*	Company production = E&P production + iGRP production.

Hydrocarbon production was 2,852 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2021, stable compared to a year ago, comprised of:

•	+2% due to start-ups and ramp-ups, including CLOV Phase 2 and Zinia Phase 2 in Angola, Yamal LNG train 4, and the resumption of production in Libya,
•	+3% due to the increase in OPEC+ quotas,
•	-1% due to portfolio effect, notably the Utica sale in the United States and the divestment of non-operated assets, particularly in Gabon,
•	-1% due to the price effect,
•	-1% due to planned maintenance and unplanned downtime, notably in Canada, Nigeria and the UK,
•	-2% due to natural field decline.

Hydrocarbon production was 2,819 kboe/d in 2021, down 2% year-on-year, comprised of:

•	+3% due to start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, as well as the resumption of production in Libya,
•	+3% due to the increase in gas demand and OPEC+ quotas,
•	-1% due to portfolio effect, notably the disposals of assets in the UK and the CA1 block in Brunei,
•	-1% due to the price effect,
•	-3% due to planned maintenance and unplanned downtime, notably in the UK and Norway (Snøhvit),
•	-3% due to the natural field decline.

4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied Natural Gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG increased 6% year-on-year in the fourth quarter 2021, due to the impact of unplanned maintenance on fourth quarter 2020 production. Full-year 2021 was stable compared to 2020.

Total LNG sales increased sharply on higher production from Cameron LNG and Freeport LNG in the United States, up 16% in the fourth quarter 2021 compared to a year ago and up 10% for full-year 2021 versus 2020.

(1)	Includes 20% of Adani Green Energy Ltd gross capacity effective first quarter 2021.
(2)	End of period data.
(3)	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(4)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables & Electricity affiliates, regardless of consolidation method.

Gross installed renewable power generation capacity grew to 10.3 GW at the end of the fourth quarter 2021, up 800 MW, notably thanks to continued increase in start-ups in India and the commissioning of the Dunkirk battery-powered storage site in France.

Net electricity production stood at 6.7 TWh in the fourth quarter 2021, up 57% year-on-year, thanks to strong growth in electricity production from renewable sources as well as combined cycle gas turbine (CCGT) power plants, strengthened by the acquisition of four CCGT plants in France and Spain in the fourth quarter 2020.

TotalEnergies’ adjusted EBITDA of the Renewables & Electricity business was $447 million in the fourth quarter 2021, an increase of 2.5 times year-on-year, driven by strong growth in electricity generation, and took full advantage of integration into the electricity value chain in Europe.

4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
***	Excluding financial charges, except those related to leases.

Adjusted net operating income from the iGRP segment was:

•	$2,759 million in the fourth quarter 2021, a 10.9-fold increase from a year ago, thanks to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities,

•	$6,243 million for the full-year 2021, a 3.5-fold increase from 2020, for the same reasons.

Operating cash flow before working capital changes was:

•	$2,440 million in the fourth quarter 2021, a 2.3-fold increase from a year ago, thanks to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities,

•	$6,124 million in 2021, up 79% compared to 2020, for the same reasons.

Cash flow from operations was -$57 million for the quarter and $827 million for 2021, mainly due to variations in margin calls related to hedging mechanisms in a context of high volatility in the gas and electricity markets.

4.2	Exploration & Production

4.2.1	Production

4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.

**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Adjusted net operating income from Exploration & Production segment was:

•	$3,525 million in the fourth quarter 2021, more than three times higher than in the fourth quarter 2020, thanks to the sharp increase in oil and gas prices,

•	$10,439 million in 2021, more than four times higher than in 2020, for the same reasons.

Operating cash flow before working capital changes was $5,688 million in the fourth quarter 2021, more than twice higher than in the fourth quarter 2020, and $18,717 million in 2021, more than twice higher than in 2020, in line with higher oil and gas prices.

4.3	Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.

**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput:

•	Increased by 1% year-on-year in the fourth quarter 2021, due to the demand recovery partially offset by the prolonged shutdown of the Donges refinery for economic reasons, the shutdown of the Grandpuits refinery for conversion to a zero-oil platform and the sale of the Lindsey refinery in the United Kingdom.

•	Decreased 9% in 2021 compared to 2020 for the same reasons as well as the planned major shutdown of the Leuna refinery in Germany in the second quarter 2021.

Monomer production:

•	Decreased by 2% year-on-year in the fourth quarter 2021, notably due to a planned maintenance shutdown on the Qapco platform in Qatar and unplanned shutdowns at several sites in Europe, partially offset by the restart of the Port Arthur steam cracker in the United States, in maintenance in 2020.

•	Increased 5% in 2021 compared to 2020, supported by demand, and notably due to the restart of the Port Arthur steam cracker in the United States, in maintenance in 2020.

Polymer production decreased 5% year-on-year in the fourth quarter 2021, given the decline in demand, particularly in Asia, and was stable in 2021 compared to 2020.

4.4.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Adjusted net operating income from the Refining & Chemicals segment:

•	Increased sharply to $553 million in the fourth quarter 2021, compared to $170 million in the fourth quarter 2020. The increase is linked to the very good performance of petrochemicals and the increase in European and American refining margins, despite the increase in energy costs,

•	Increased 84% to $1,909 million in 2021, compared to $1,039 million in 2020, for the same reasons.

Operating cash flow before working capital changes was $865 million in the fourth quarter 2021 and $2,946 million in 2021, up 54% and 19% year-on-year, respectively, in line with the very good performance of petrochemicals and refining margins that increased, although still low, at the end of 2021.

4.5	Marketing & Services

4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales.

Petroleum product sales showed year-on-year growth of 3% in the fourth quarter 2021 and 2% for the full-year 2021, thanks to the improvement in the health situation and the global economic rebound. This increase reflects mainly the recovery in retail activity and, at the end of 2021, of the aviation activity.

4.5.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Marketing & Services segment was $479 million in the fourth quarter 2021 and $1,618 million in 2021, up 44% and 32% year-on-year, respectively.

Operating cash flow before working capital changes was $694 million in the fourth quarter 2021 and $2,556 million in 2021, up 22% and 17% year-on-year, respectively.

These results are back to levels comparable to those of the pre-crisis period, despite a 19% drop in sales in 2021 compared to 2019 (most of which is linked to the strategy to arbitrage low margin sales).

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•	$7,316 million in the fourth quarter 2021, compared to $1,824 million a year ago, due to higher oil and gas prices,

•	$20,209 million in 2021, compared to $6,404 million in 2020, for the same reason.

5.2	Adjusted net income (TotalEnergies share)

Adjusted net income (TotalEnergies share) was:

•	$6,825 million in the fourth quarter 2021 compared to $1,304 million a year ago, due to higher oil and gas prices,

•	$18,060 million in 2021, compared to $4,059 million in 2020, for the same reason.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(17).

Total net income adjustments(18) were:

•	-$988 million in the fourth quarter 2021, mainly comprised of -$670 million for impairments, including -$305 million for the withdrawal of TotalEnergies from Myanmar and -$170 million for the loss on the sale of TotalEnergies' interest in Yucal Placer in Venezuela,

•	-$2,028 million for 2021, comprised of the elements above as well as notably the -$1,379 million loss on the sale of TotalEnergies' stake in Petrocedeño to PDVSA in Venezuela and the -$177 million loss on the Utica sale in the United States, the -$89 million impairment related to the end of the Qatargas 1 contract, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year.

TotalEnergies' effective tax rate was 40.2% in the fourth quarter 2021, compared to 39.6% in the previous quarter and 14.9% in the fourth quarter 2020. The exceptionally low rate in the fourth quarter 2020 reflected the impact of the Covid crisis on financial results.

5.3	Adjusted earnings per share

Adjusted fully-diluted earnings per share was:

•	$2.55 in the fourth quarter 2021, calculated based on 2,644 million weighted-average diluted shares, compared to $0.46 a year earlier,

•	$6.68 in 2021, calculated based on 2,647 million weighted-average diluted shares, compared to $1.43 a year earlier.

As of December 31, 2021, the number of fully-diluted shares was 2,626 million.

As part of its shareholder return policy, TotalEnergies repurchased 30.7 million shares for cancellation in the fourth quarter 2021 for $1.5 billion.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$288 million in the fourth quarter 2021, including the acquisition of Blue Raven Solar by SunPower in the United States,

•	$3,284 million in 2021, including the acquisition above as well as notably the acquisition of a 20% interest for $2 billion in Adani Green Energy Limited, the renewable project developer in India, the acquisition of Fonroche Biogaz in France, the interest in the Yunlin wind project in Taiwan and the 10% increase in the interest in the Lapa block in Brazil.

Asset sales were:

•	$684 million in the fourth quarter 2021, including the sale of TotalEnergies' interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France,

(17)	These adjustment elements are explained page 20.
(18)	The total of the adjustment items of the net income is detailed page 17 as well as in the annexes to the accounts

•	$2,652 million in 2021, including the elements above as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. and the sale of interests in Tellurian Inc. in the United States.

5.5	Net cash flow

TotalEnergies’ net cash flow(19) was:

•	$5,076 million in the fourth quarter 2021 compared to -$33 million a year earlier, reflecting the $4.9 billion increase in operating cash flow before working capital changes and the $246 million decrease in net investments to $4,285 million in the fourth quarter 2021,

•	$15,833 million in 2021 compared to $2,708 million in 2020, reflecting the $13.4 billion increase in operating cash flow before working capital changes and a $318 million increase in net investments to $13,307 million in 2021.

Cash flow from operations of $11,621 million in the fourth quarter, compared to operating cash flow before working capital changes of $9,361 million, was positively impacted by a decrease in working capital requirements of $2.7 billion, which was driven by an increase in tax liabilities and by a reduction in net receivables, and negatively impacted by variations in margin calls, related to hedging mechanisms in a context of high volatility in the gas and electricity markets.

5.6	Profitability

Return on equity was 16.9% for the full-year 2021.

Return on average capital employed was 13.9% for the full-year 2021.

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €6,868 million in 2021 compared to €7,238 million in 2020.

7.	2022 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 21.

**	In a 60 $/b Brent environment.

(19)	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interest).

8.	Summary and outlook

The prices of oil rose above $90/b for the first time since 2014 at the beginning of 2022. This increase in price is driven by the global demand recovery and OPEC+ discipline in a context of constrained supply, given the low level of investment in hydrocarbons since 2015. It is exacerbated in the short term by low oil inventories. Prices could therefore remain at high levels, depending on the mobilization of OPEC+ production and the growth of unconventional oil production in the United States.

After reaching all-time highs in the fourth quarter 2021, gas prices have remained very high in Europe and Asia since the beginning of 2022, driven by geopolitical uncertainties in Europe despite a mild winter season. In this context, futures markets anticipate gas prices that may remain above $20/Mbtu in 2022.

TotalEnergies anticipates 2022 hydrocarbon production growth of around 2%, driven by the start-ups of Mero 1 in Brazil and Ikike in Nigeria, the entry into the Atapu and Sépia PSCs in Brazil effective May 2022 but impacted by the sales of mature assets completed in 2021 as well as the exit from Myanmar effective July 2022.

Continuing the momentum that has been underway for several years, TotalEnergies is implementing its strategy of integrated growth in LNG, which will generate structural cash flow growth of $1 billion in 2022. In addition, given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should remain at a high level of at least $12/Mbtu in the first half of 2022.

In Renewables & Electricity, TotalEnergies plans to have more than 16 GW of renewable gross capacity in operation by year-end 2022. Electricity generation will increase by more than 25% in 2022, representing a proportional adjusted EBITDA(20) of at least $1.5 billion. To implement its profitable growth strategy in the electricity value chain, TotalEnergies will allocate, in 2022, $3.5 billion of net investments to Renewables & Electricity, or 25% of its net investments.

Downstream will continue to strengthen its industrial competitiveness and invest in petrochemicals and in new markets, such as biofuels and electric mobility. In 2022, as part of its diversified portfolio, it is expected to contribute more than $6 billion to the Company's cash flow, based on an assumption of $25/t refining margins.

Confident in its ability to transform itself into a sustainable multi-energy company and increase the return to shareholders, the Company confirms its cash flow allocation priorities: investing in profitable projects to implement its transformation strategy, linking dividend growth to structural cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by anchoring gearing below 20%, and allocating a share of the surplus cash flow from high hydrocarbon prices to share buybacks.

In accordance with this policy, TotalEnergies expects net investments of $14-15 billion in 2022, of which 50% will be allocated to growth and 50% to maintaining the base of its activity.

* * * *

To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 13:00 (Paris time) please log on to totalenergies.com or call +44 (0) 207 192 8338 in Europe or +1 (646) 7413-167 in the United States (code: 8472569). The conference replay will be available on totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:	+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress
Investor Relations:	+33 (0)1 47 44 46 46 l ir@totalenergies.com

(20)	Definition on page 7.

9.	Operating information by segment

9.1	Company’s production (Exploration & Production + iGRP)

4Q21	3Q21	4Q20	4Q21 vs 4Q20	4Q19	4Q21 vs 4Q19	Combined liquids and gas production by region (kboe/d)	2021	2020	2021 vs 2020
1,063	989	1,059	-	1,102	-4%	Europe and Central Asia	1,022	1,039	-2%
508	537	566	-10%	703	-28%	Africa	532	629	-15%
682	681	598	+14%	701	-3%	Middle East and North Africa	667	624	+7%
363	372	382	-5%	368	-1%	Americas	372	353	+5%
235	235	236	-	239	-2%	Asia-Pacific	226	226	-
2,852	2,814	2,841	-	3,113	-8%	Total production	2,819	2,871	-2%
739	711	727	+2%	768	-4%	includes equity affiliates	732	712	+3%

4Q21	3Q21	4Q20	4Q21 vs 4Q20	4Q19	4Q21 vs 4Q19	Liquids production by region (kb/d)	2021	2020	2021 vs 2020
378	362	378	-	373	+1%	Europe and Central Asia	366	380	-4%
379	401	427	-11%	560	-32%	Africa	398	488	-18%
534	530	454	+18%	560	-5%	Middle East and North Africa	516	474	+9%
174	179	181	-4%	171	+2%	Americas	179	158	+13%
45	45	43	+3%	50	-11%	Asia-Pacific	40	43	-7%
1,509	1,517	1,483	+2%	1,714	-12%	Total production	1,500	1,543	-3%
205	205	200	+2%	212	-4%	includes equity affiliates	206	202	+2%

4Q21	3Q21	4Q20	4Q21 vs 4Q20	4Q19	4Q21 vs 4Q19	Gas production by region (Mcf/d)	2021	2020	2021 vs 2020
3,683	3,366	3,666	-	3,887	-5%	Europe and Central Asia	3,524	3,547	-1%
664	689	701	-5%	686	-3%	Africa	681	717	-5%
825	838	809	+2%	792	+4%	Middle East and North Africa	838	835	-
1,064	1,086	1,126	-6%	1,109	-4%	Americas	1,086	1,095	-1%
1,092	1,091	1,104	-1%	1,089	-	Asia-Pacific	1,074	1,052	+2%
7,328	7,070	7,406	-1%	7,563	-3%	Total production	7,203	7,246	-1%
2,889	2,730	2,851	+1%	2,961	-2%	includes equity affiliates	2,842	2,748	+3%

9.2	Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers.

9.3	Renewables

(1)	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.
(2)	End-of-period data.

X	not specified, capacity < 0.2 GW.

X	not specified, PPA relating to a capacity < 0.2 GW.

10.	Adjustment items to net income (TotalEnergies share)

11.	Reconciliation of adjusted EBITDA with consolidated financial statements

11.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

11.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

12.	Investments - Divestments

*	Change in debt from renewable projects (TotalEnergies share and partner share).

13.	Cash flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

14.	Gearing ratio

(1)	Excludes leases receivables and leases debts.
(2)	Including initial margins held as part of the Company's activities on organized markets.

15.	Return on average capital employed

Full-year 2021

Twelve months ended September 30, 2021

Full-year 2020

*	At replacement cost (excluding after-tax inventory effect).

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the fourth quarter 2021 and the full-year 2021 from the consolidated financial statements of TotalEnergies SE as of December 31, 2021 (unaudited). The audit procedures by the Statutory Auditors are underway. The consolidated financial statements (unaudited) are available on the website totalenergies.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.